[ESCALA GROUP LOGO]





June 26, 2006


VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention:     Steven Jacobs, Accounting Branch Chief
               Rachel Zablow, Staff Accountant

                     Re: Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.) 10-K for the year ended June 30, 2005
                          Form 10-Q for the quarter ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005
                          File No. 1-11988

Ladies and Gentlemen:

     Escala Group, Inc. (the "Company" or "Escala") is providing its responses to the comment from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), by letter dated June 7, 2006.

          Form 10-Q for the quarter ended September 30, 2005
          --------------------------------------------------
          Form 10-Q for the quarter ended December 31, 2005
          -------------------------------------------------

               Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 26 and 31

2. We have read your response to prior comment 2. In light of the ongoing investigation by Spanish authorities, please advise us in sufficient detail of how you concluded that the consideration received from Afinsa approximates the fair value of the philatelic material supplied to Afinsa.

     At this time, the Company has no factual basis upon which to conclude that the consideration received from Afinsa exceeds the fair value of the philatelic material sold to Afinsa. As a result, the Company believes the appropriate accounting treatment is to recognize as revenue all consideration received from Afinsa for the philatelic materials supplied to Afinsa.

     As to the effect of the events in Spain in particular on our position, we understand from our Spanish counsel that, as the Staff notes, this matter is in the investigative phase. We understand this phase may continue for years. As we also understand, it is only at the conclusion of this phase that the Spanish court in question will determine whether there are grounds to continue to the next phase, which is a trial before a competent court based on written charges, or whether the proceedings should be dismissed because of insufficient evidence. The trial will result in either a conviction or an acquittal.




  Escala Group, Inc. 623 Fifth Avenue, 27th Floor. New York, New York 10017-USA
          Phone 212 421 94 00 / Fax 212 860 86 67 / www.escalagroup.com
                               NASDAQ symbol: ESCL

Division of Corporation Finance
Page 2


     In view of the fact that the investigation in Spain is still in its very early stages, and that, to our knowledge, there has been no finding reached that the fair market value of the material actually sold by the Company to Afinsa was anything less than what Afinsa paid the Company for the material, we do not believe it would be appropriate for us to modify our accounting treatment on that basis alone. As we noted in our last letter, however, the investigation in Spain has led the Board of Directors of the Company to request that its Audit Committee independently investigate the transactions between the Company and Afinsa. If the Company's position changes as a result of this investigation or otherwise, the Company will inform the Staff promptly.

                                      - - -



     The Company acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this response, please call me at 212-421-9400.



                                        Very truly yours,

                                        /s/ Matthew M.Walsh

                                        Matthew M. Walsh